October 18, 2024

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Chen Chen
        Christine Dietz
Re:    Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K furnished on February 14, 2024
Response Dated September 26, 2024
File No. 001-04879
Ladies and Gentlemen:
Diebold Nixdorf, Incorporated, a Delaware corporation (the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 4, 2024, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report Form 8-K furnished on February 14, 2024.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.
Form 10-K for the Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 26
1.Your response to prior comment 1 indicates that you will remove the non-GAAP combined presentation that adjusts to exclude the impact of fresh start accounting; however, your response also indicates that in future filings you intend to provide the combined amounts without any adjustments as “Non-GAAP combined”. A presentation that merely combines the predecessor and successor periods would not be appropriate given that the predecessor and successor periods are not comparable. Please confirm that you will not present combined results in future filings and that your MD&A discussion will be limited to a discussion of historical

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

results that separately compares the historical results of the respective successor and predecessor periods.
Response:
The Company acknowledges the Staff’s comment and takes the opportunity to highlight the unique circumstances that resulted from the Company’s pre-packaged bankruptcy and the emergence from bankruptcy at a mid-month date (August 11, 2023) within three months of filing for bankruptcy protection. Upon emergence the Company also immediately relisted as a publicly traded company on the New York Stock Exchange without a gap in financial reporting and public company disclosure requirements. The resultant mid-month financial statement cutoff creates inherent challenges in presenting a comprehensive and meaningful analysis of the Company’s performance without the presentation of combining the Predecessor and Successor periods. Additionally, the Company believes that any such presentation is most meaningful to investors and within the SEC’s principles and intention of MD&A of presenting such analysis from Management’s unique perspective and in a format that facilitates easy understanding. Management continues to evaluate the performance of the businesses and make the related resource allocation and compensation decisions based on quarterly and annual periods without regard to the impacts of the bankruptcy or the bankruptcy emergence date.

The Company respectfully points to the SEC’s Interpretive Release on MD&A 33-8350, where it is noted that the intent of MD&A is to:

provide readers information “necessary to an understanding of [a company's] financial condition, changes in financial condition and results of operations.” The MD&A requirements are intended to satisfy three principal objectives:
•To provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management;
•To enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and
•To provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present

The SEC further noted in the SEC’s Final Rule on MD&A, Selected Financial Data, and Supplementary Financial Information, 33-10890 and 34-90459, that the 2020 amendments incorporated the above guidance that “MD&A is intended to provide disclosures from

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

“management’s perspective.”” In addition, Instruction 3 in Item 303 of Regulation S-K requires that the analysis be in a “format that facilitates easy understanding and that supplements, and does not duplicate, disclosures already provided in the filing.”

For further clarification, the Company does not have meaningful comparative information for any mid-month or non-quarterly periods other than those impacted by the emergence from bankruptcy that would facilitate an analysis to comparative periods enabling a user of the financial statements to understand the core performance of the Company through Management’s perspective for any period that would be comparative to the periods impacted by the emergence from bankruptcy. Without the supplemental presentation of combined periods, Management believes the analysis of year-over-year and quarter-over-quarter periods would not be meaningful to the users of the financial statements and would not meet the objective of MD&A.

Management continues to analyze the business and present the results of the business to the Board of Directors on a quarterly and annual basis and believes the combined presentation is the most meaningful format for investors to understand the changes in the core business from 2022 to 2023. Management believes that disclosing a discussion of the individually presented Predecessor and Successor periods as well as presenting a supplemental analysis of the supplemental combined Predecessor and Successor periods for the quarter ended September 30, 2023 and the year ended December 31, 2023 is the most meaningful presentation to enable the financial statement users to understand the Company’s operating performance consistent with Management’s perspective of the business.

Below please find an example of the Company’s proposed MD&A disclosure for both Net Sales and Gross Profit that includes a non-GAAP combined analysis in addition to the analysis of the results of operations for the Successor and Predecessor periods. We have labeled the combination as ‘non-GAAP’ in the table in an effort to not mislead users of the financial statements, including investors that the combined financial information is in accordance with U.S. GAAP.

	Successor	Predecessor		Predecessor	Predecessor

	Period from	Period from		Year ended
	08/12/2023 through	01/01/2023 through	Combined	December 31,	2022 in Constant
	12/31/2023	08/11/2023	non-GAAP	2022	Currency(1)	% Change	% Change in CC (1)
Segments
Banking
Services	$ 626.9	$ 954.3	$ 1,581.2	$ 1,548.1	$ 1,561.5	2.1	1.3
Products	530.7	556.7	1,087.4	874.3	880.7	24.4	23.5
Total Banking	1,157.6	1,511.0	2,668.6	2,422.4	2,442.2	10.2	9.3

Retail

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U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

Services	231.5	340.7	572.2	550.8	556.2	3.9	2.9
Products	239.5	280.2	519.7	487.5	496.6	6.6	4.7
Total Retail	471.0	620.9	1,091.9	1,038.3	1,052.8	5.2	3.7
Total Net Sales	$ 1,628.6	$ 2,131.9	$ 3,760.5	$ 3,460.7	$ 3,495.0	8.7	7.6
(1) The Company Calculates constant currency (CC) by translating the prior - year period results at the current year exchange rate.

Net sales for each of the Predecessor and Successor periods are lower than the full year 2022 net sales as the Predecessor period includes only net sales from January 1, 2023 through August 11, 2023 and the Successor period includes only net sales from August 12, 2023 through December 31, 2023.

Banking net sales in the Predecessor and Successor periods reflect higher ATM unit sales volume as well as incremental service revenue compared to the similar periods in 2022.

Retail net sales in the Predecessor and Successor periods reflect growth in SCO revenue driven by increased unit sales volume and favorable pricing partially offset by softer ePOS revenue compared to the similar periods in 2022.

On a Combined non-GAAP basis, the increase in net sales for the full year 2023 of 8.7 percent over the year ended December 31, 2022 was driven primarily due to increased unit volumes of ATMs and SCO units in the Banking and Retail segments. The increase in net sales was also partially attributable to increases in Services revenues in both segments.

Segments:
• Banking net sales during the combined Successor and Predecessor Periods of 2023 were higher than the Predecessor Period in 2022 driven by unit volumes of ATMs, which increased 23.5 percent year-over-year.
• Retail net sales during the combined Successor and Predecessor Periods of 2023 were higher than the Predecessor Period in 2022 driven by unit volumes of SCOs which increased 61.9 percent offset by a decrease in POS of 24.1 percent year-over-year.

	Successor	Predecessor		Predecessor
	Period from 08/12/2023 - through 12/31/2023	Period from 01/01/2023 - through 08/11/2023	Non-GAAP Combined 2023	2022	Change
Gross profit - services	$ 200.2	$ 372.6	$ 572.8	$ 618.1	$ (45.3)
Gross profit - products	152.8	147.4	300.2	139.2	161.0
Total gross profit	$ 353.0	$ 520.0	$ 873.0	$ 757.3	$ 115.7

Gross margin - services	23%	29%		29%
Gross margin - products	20%	18%		10%

Total gross margin	22%	24%		22%

NAI-1541452306v1

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

Service gross margin for the 2023 Successor and Predecessor periods was adversely impacted by investments in resource and service infrastructure. Service gross profit in the 2023 Successor period also included charges of $32.4 million related to the application of ASC 852, specifically depreciation and amortization of assets that were stepped up to fair value as a result of the Company's emergence from bankruptcy.

For the combined full year 2023, Service Gross profit decreased $45.3 million compared to 2022 due primarily to the $32.4 million impact of applying ASC 852 as noted above and higher investments in resource and service infrastructure.

Product gross margin in both the Successor and Predecessor periods of 2023 was driven by product sales unit volume at favorable pricing as well as favorable logistics costs and normalization of certain raw material costs, most notably semiconductor chips. 2023 Successor gross margin also included charges of $37.4 million related to the application of ASC 852, specifically cost of sales charges of $36.8 million related to consumption of finished goods inventory that was recorded at fair value and $0.6 million of incremental depreciation and amortization of assets that were stepped up to fair value when the Company emerged from bankruptcy.

For the combined full year 2023, Product Gross profit increased $139.2 million compared to 2022 due primarily to product sales unit volume at favorable pricing as well as favorable logistics costs and normalization of certain raw material costs, most notably semiconductor chips, partially offset by $37.4 million related to the application of ASC 852 in connection with the Company's emergence from bankruptcy during the Successor period.

As previously noted, management carefully evaluated alternative MD&A presentations to best facilitate conveying the underlying results and trends and considered a pro forma like presentation using FRM 9220.7-8 by analogy. The bankruptcy, except for the relief of the debt obligations, did not impact the core operations on a prospective basis. Therefore, the Company believed that a pro forma presentation removing the bankruptcy impacts was most meaningful to investors. We appreciate the supplemental nature of this MD&A presentation coupled with the requirement to discuss actual historical results so we have incorporated the actual historical discussions into the above proposed disclosures.
It should also be noted that this proposed presentation is only relevant as it relates to 2023 and so there is a limited duration (one more quarter and one 10-K) where this presentation would be updated. The Company would be required to repeat the 2024 to 2023 comparison in the 2025 10-K, however, Management does not expect it to change from the 2024 10-K.
Form 8-K furnished on February 14, 2024
Non-GAAP Financial Measures and Other Information, page 3
2.We note your response to prior comment 1 does not address the presentations in your earnings releases on Form 8-K. Please confirm you will also remove the combined presentation and other non-GAAP measures that adjust to exclude the impact of fresh start accounting from future filings.
Response:
The Company acknowledges the Staff’s comment; however, consistent with the Company’s response above to comment 1, the Company respectfully requests to continue to provide the combined presentation and also other non-GAAP measures that adjust the combined presentation to exclude the impact of fresh start accounting from future earnings releases furnished on Form 8-K.

NAI-1541452306v1

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

Management strongly believes the combination of Predecessor and Successor periods as well as adjustment of the non-operational impacts of application of ASC 852 provides the only meaningful, transparent and relevant information to investors. This presentation will provide the context within which financial information can be analyzed and will provide information about the quality of, and potential variability of, the Company’s earnings and cash flow.

The Company does not believe there is an effective way to evaluate the Company’s performance and assist investors in ascertaining the likelihood that past performance is indicative of future performance without presenting its financial information on a comparative full period basis. For instance, the comparison of a full period of revenue for the quarter ended September 30, 2024 to the Successor period from August 11, 2023 to September 30, 2023 would result in comparing the revenue from 90 days to the revenue of 50 days and would be of absolutely no utility to the Company’s stakeholders in evaluating results of operations without the supplemental comparison of combined periods. In addition to being ineffective, such a presentation would represent a significant departure from how the Company’s financial user community has received financial results from the Company and from others in the industry.

The bankruptcy, except for the relief of the debt obligations, did not impact the core operations on a prospective basis. Therefore, Management the full period basis is the only manner that Management evaluates the core results and performance of the Company and makes its resource allocation and compensation decisions, and Management believes that is the only manner in which a meaningful analysis can be performed for investors and other users of the Company’s financial information.

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Management would reconcile GAAP to non-GAAP as follows in its earnings release for the quarter ended September 30, 2024 (using financial information for the periods ended September 30, 2023 as an example):

NAI-1541452306v1

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

3.We note your response to prior comment 3. Please provide us with a more detailed explanation of the nature of and quantitative breakdown of “professional fees (legal and consulting).” Also, we note that your disclosures on page 85 of the Form 10-K indicate that the charges relate to streamlining operations, driving efficiencies and digitizing processes and on page 17 of the Form 10-Q you disclose that the continuous improvement initiative focused on innovating your solutions to support a better transaction experience for consumers at bank and retail locations through the integration of hardware, software and services. Please explain, in detail, how you determined that these costs do not represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.
Response:
The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that just prior to and emerging from bankruptcy in 2023, the Company engaged professional consultants to help identify and address organizational, structural and systemic areas in need of transformation.  The Company undertook these projects to create more streamlined and effective operations and ensure it properly resolved and restructured areas effecting the Company’s performance.
The following description provides more detailed information on the professional fees and other costs associated with each distinct project that is included in the restructuring and transformation – other line, including why the Company believes the expenses for each project do not represent normal, recurring, cash operating expenses.
•GBS Insourcing & Commercial Initiatives (FY 2023 $18.8m, YTD June, 2024 $12.8m)
oOne-time and non-recurring consulting and legal spend in order to internalize certain previously outsourced Global Business Services functions (order to cash and record to report) into a new Global Business Services Delivery Center in Warsaw, Poland, which is expected to yield savings, efficiency and reduce complexity. This project also includes one-time professional consultant fees for financial advisory services and in support of our digital contract transformation initiative along with other charges related to customer software. The spend related to these unique and non-recurring initiatives is expected to be completed by mid-2025.
•Operational Restructuring (FY 2023 $6.6m, YTD June, 2024 $3.4m)
oOne-time and non-recurring consulting spend to identify and support organizational and operational restructuring to fix structural inefficiencies, reduce

NAI-1541452306v1

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
October 18, 2024

duplication, eliminate layers of management, transfer roles to lower cost labor centers and develop continuous improvement principles and lean manufacturing. This initiative also includes consulting and search fees associated with reconstitution of the Board of Directors and certain Executive Leadership Team positions coming out of bankruptcy. These initiatives are non-recurring and are currently expected to be completed by the end of FY 2024.
•Supply Chain Transformation (FY 2023 $3.0, YTD June, 2024 $2.7m)
oOne-time and non-recurring consulting spend to identify and support the Supply Chain Transformation program focused on improving efficiency and driving working capital improvements across our Global Supply Chain in response to challenges contributing to the bankruptcy and exacerbated by the pandemic. This program is reducing complexity and optimizing procurement, manufacturing and logistics networks. This transformation also includes consulting fees to enhance our Supply Chain IT capabilities. We currently expect the significant non-recurring cost associated with launching this project to be completed by second half of 2025.
oSupply Chain will continue to be a focus area for the Company; however, Management considers the recurring maintenance and administration of the program to be a normal function of the operation and, as such, the associated costs will not be adjusted from the results.

* * * * * * * *
If you have any questions regarding these matters, please do not hesitate to contact me at 330-481-6468.
                Very truly yours,
/s/ Thomas S. Timko
Thomas S. Timko
Executive Vice President and
Chief Financial Officer

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